
08006078

10 November 2008

TESCO PLC

ASIA INVESTOR TRIP

Tesco PLC will this week host a visit for investors and analysts to see its operations in South Korea, China and Malaysia.

Members of the senior management of Tesco PLC and local management will describe aspects of the business in some detail, in presentations and store tours.

Within these presentations an update on current trading will be given. Like-for-like sales growth in these three Asian markets during the ten weeks to 01/11/08, was as follows:

	10 weeks to 01/11/08	**H1 08/09**
South Korea (Home-plus)	(2)%*	0%
China	8%	14%
Malaysia	2%	1%

No other new material information will be disclosed on the visit and a briefing pack, containing the presentations and other information distributed during the event, will be made available on our website at www.tesco.com/investorcentre.

Our next update to the market will be our third quarter statement, which will be released on 2 December 2008.

For further information:

Investor Relations Steve Webb +44 1992 644800

* The South Korea like-for-like growth includes a seasonal adjustment for the different timing of the Chuseok festival this year.